

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2017

Michael J. Loiacono
Chief Financial Officer
Tapimmune Inc.
5 West Forsyth Street; Suite 200
Jacksonville, FL 32202

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 7, 2017**
> **File No. 001-37939**

Dear Mr. Loiacono:

We have reviewed your October 13, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2017 letter.

Form 10-Q for the period ended June 30, 2017

Notes to Consolidated Financial Statements
Note 6. Research Agreement Obligations, page 8

1. We believe that in order to derecognize a liability when it has not been released by the creditor, ASC 405-20-40 requires an entity to be judicially released from being the primary obligor, which we believe can be demonstrated through either a judicial process or a well-reasoned legal opinion. The legal opinion from outside counsel provided to us is not sufficient to support derecognition of the Company's liability. For example, other

than the reason discussed in paragraph 6, the opinion does not address other potential reasons that the limitation period could have been interrupted, such as the acknowledgement of the other person's right. Furthermore, the legal opinion does not explicitly conclude without caveat that a court would grant a declaratory judgment releasing the Company from this liability nor does it address factors that would be considered by the courts in granting a declaratory judgment. Please restate your financial statements for all periods presented to reflect the derecognized liability as a liability or provide a legal opinion that is sufficient to support derecognition. If a legal opinion is provided to support derecognition, please supplementally provide us a copy of the underlying agreement.

You may contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance